UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	15 March 2024 - “Publication of Annual Report and Form 20-F 2023”

99.1

Haleon plc: Publication of Annual Report and Form 20-F 2023

15 March 2024: Haleon plc (the "Company") has today published its Annual Report and Form 20-F for the year ended 31 December 2023 (the "Annual Report").

The Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Company will also file the Annual Report with the US Securities and Exchange Commission today.

The Annual Report is publicly available on the Company's website at www.haleon.com/investors/annual-report-2023.

In compliance with the Disclosure Guidance and Transparency Rules, the Annual Report, as submitted to the National Storage Mechanism, contains regulated information in unedited full text and is available on the Company's website as noted above.

Shareholders may request a hard copy of the Annual Report, including the complete audited financial statements of the Company. Requests should be directed to: Company Secretariat, Haleon plc, Building 5, First Floor, The Heights, Weybridge, KT13 0NY, United Kingdom or to corporate.secretariat@haleon.com.

The Company's Annual General Meeting ("AGM") will take place on 8 May 2024. The Notice of AGM will be published and distributed to shareholders in due course.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 15, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary